Exhibit 7

FOR IMMEDIATE RELEASE	7 SEPTEMBER 2016

WPP PLC (“WPP”)

WPP partners with online medical education provider, The Corpus

WPP announces that it has invested in The Corpus, an innovative, independent medical education initiative designed to improve clinical practice.

The Corpus, which is based in the UK, has developed a dedicated online platform to provide small-group interactive training sessions for healthcare practitioners delivered by internationally respected clinicians.

Each session features a live online presentation followed by in-depth, interactive Q&A and is supported by a leading pharmaceutical company. Over the next 12 months, The Corpus expects to facilitate around 750 training sessions covering a wide range of medical fields from asthma to oncology.

Following the investment, The Corpus will work closely with WPP Health & Wellness, which consists of Ogilvy CommonHealth, Sudler & Hennessey, ghg, CMI/Compas and WPP healthcare client teams.

This investment continues WPP’s strategy of developing its services in fast growing and important sectors and markets. WPP’s Branding & Identity, Healthcare and Specialist Communications group (which includes Direct and Digital) collectively generates revenues (including associates) of over US$6 billion and employs more than 80,000 people worldwide.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Chris Wade, WPP

www.wpp.com

www.the-corpus.com